                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                               Anza Capital, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                  26874T 10 4
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                                 (CUSIP Number)

                               December 31, 2005
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26874T 10 4                 13G                     Page 2 of 8 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Cranshire Capital, L.P.
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        Illinois
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     Number of             5.      Sole Voting Power

      Shares                       645,648 (see Item 4)
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      None
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     645,648 (see Item 4)
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   None
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        645,648 (see Item 4)
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 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [X]
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 11.    Percent of Class Represented by Amount in Row (9)

        9.99% (see Item 4)
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 12.    Type of Reporting Person (See Instructions)

        PN
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
CUSIP NO. 26874T 10 4                 13G                     Page 3 of 8 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Downsview Capital, Inc.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Illinois
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     Number of             5.      Sole Voting Power

      Shares                       645,648 (see Item 4)
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      None
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     645,648 (see Item 4)
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   None
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        645,648 (see Item 4)
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [X]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        9.99% (see Item 4)
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 12.    Type of Reporting Person (See Instructions)

        CO
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
CUSIP NO. 26874T 10 4                 13G                     Page 4 of 8 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mitchell P. Kopin
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        U.S.A.
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     Number of             5.      Sole Voting Power

      Shares                       645,648 (see Item 4)
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      None
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     645,648 (see Item 4)
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   None
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        645,648 (see Item 4)
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [X]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        9.99% (see Item 4)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
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
ITEM 1.

     (a) Name of Issuer

                 Anza Capital, Inc., a Nevada corporation (the "Issuer")

     (b) Address of Issuer's Principal Executive Offices:

                 3200 Bristol Street, Suite 700
                 Costa Mesa, CA 92626
ITEM 2.

     (a) Name of Person Filing

     (b) Address of Principal Business Office or, if none, Residence

     (c) Citizenship

                 This Amendment No. 3 to Schedule 13G is being filed on behalf of (i) Cranshire Capital, L.P., an Illinois limited partnership ("Cranshire"), (ii) Downsview Capital, Inc., an Illinois corporation ("Downsview"), and (iii) Mitchell P. Kopin, an individual who is a citizen of the U.S.A. ("Kopin," together with Cranshire and Downsview, the "Reporting Persons").

                 The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 3 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 3 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

                 The principal business office of each of the Reporting Persons is 666 Dundee Road, Suite 1901, Northbrook, Illinois 60062.

     (d) Title of Class of Securities

                 Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock")

     (e) CUSIP Number

                 26874T 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]    Broker or dealer registered under section 15 of the Act (15
                 U.S.C. 78o).

     (b)  [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [ ]    Insurance company as defined in section 3(a)(19) of the Act (15
                 U.S.C. 78c).

     (d)  [ ]    Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]    An investment adviser in accordance with
                 ss.240.13d-1(b)(1)(ii)(E);

     (f)  [ ]    An employee benefit plan or endowment fund in accordance with
                 ss.240.13d-1(b)(1)(ii)(F);

     (g)  [ ]    A parent holding company or control person in accordance with
                 ss.240.13d-1(b)(1)(ii)(G);

     (h)  [ ]    A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ]    A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

     (a)  Amount beneficially owned:

                 645,648 shares of Common Stock

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     (b)  Percent of class:

                  Based on 6,462,951 shares of Common Stock outstanding (6,297,648 of such shares were outstanding as of December 2, 2005 as set forth in the Issuer's Form 10-Q for the period ended October 31, 2005, which was filed with the Securities and Exchange Commission on December 15, 2005, plus 165,303 shares of Common Stock issuable upon conversion of Series D Convertible Preferred Stock of the Issuer held by Cranshire and exercise of the Warrants held by Cranshire, subject to the conversion caps as further discussed below), Cranshire holds approximately 9.99% of the outstanding Common Stock. The shares of Common Stock reported in this Amendment No. 3 to
                  Schedule 13G do not include certain shares of Series D Convertible Preferred Stock and certain shares of Common Stock issuable upon the exercise of warrants held by Cranshire as further discussed below.

     (c)  Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote:   645,648*  .
                                                           ------------

           (ii)  Shared power to vote or to direct the vote   None   .
                                                            ---------

           (iii) Sole power to dispose or to direct the disposition of 645,648*.
                                                                      ---------

           (iv)  Shared power to dispose or to direct the disposition of  None .
                                                                        -------

          * Cranshire beneficially owns an aggregate of 645,648 shares of Common Stock, comprised of 480,345 shares of Common Stock and shares of Common Stock issuable upon the conversion of Series D Convertible Preferred Stock of the Issuer held by Cranshire and upon the exercise of certain warrants held by Cranshire to acquire shares of Common Stock (collectively, the "Warrants"). The Series D Convertible Preferred Stock and the Warrants held contain conversion caps that preclude the holder thereof from utilizing its exercise or conversion rights to acquire beneficial ownership in excess of 9.99% of the Common Stock, giving effect to such exercise or conversion, as the case may be (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended). The shares of Common Stock reported in this Amendment No. 3 to Schedule 13G do not include those shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and those shares of Common Stock issuable upon exercise of the Warrants, in each case, that are subject to the conversion cap described above.

          Because (i) Downsview is the general partner of Cranshire and (ii) Kopin is the holder of 100% of the issued and outstanding shares of Downsview and is the president thereof, each of Downsview and Kopin are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock which Cranshire beneficially owns. Each of Downsview and Kopin disclaim beneficial ownership of the reported securities except to the extent of each of their respective pecuniary interests therein, and this statement on Amendment No. 3 to Schedule 13G shall not be construed as an admission that each of the Reporting Persons is the beneficial owner of the Common Stock covered by such statement.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

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                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

                 Not applicable.

ITEM 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  February 7, 2006

                                        CRANSHIRE CAPITAL, L.P.

                                        By: Downsview Capital, Inc.,
                                            its general partner


                                        By: /s/ Mitchell P. Kopin
                                           ------------------------------------
                                            Mitchell P. Kopin, President


                                        DOWNSVIEW CAPITAL, INC.


                                        By: /s/ Mitchell P. Kopin
                                           ------------------------------------
                                            Mitchell P. Kopin, President


                                         /s/ Mitchell P. Kopin
                                        ---------------------------------------
                                        Mitchell P. Kopin

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d 1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 645,648 shares of Common Stock, par value $0.001 per share, of Anza Capital, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 7, 2006.



                                        CRANSHIRE CAPITAL, L.P.

                                        By: Downsview Capital, Inc.,
                                            its general partner


                                        By: /s/ Mitchell P. Kopin
                                           ------------------------------------
                                            Mitchell P. Kopin, President


                                        DOWNSVIEW CAPITAL, INC.


                                        By: /s/ Mitchell P. Kopin
                                           ------------------------------------
                                            Mitchell P. Kopin, President


                                        /s/ Mitchell P. Kopin
                                        ---------------------------------------
                                        Mitchell P. Kopin